February 6, 2009

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

RE:	Casey’s General Stores, Inc.
Form 10-K for fiscal year ended April 30, 2008
File No. 001-12788

Dear Mr. Owings:

This letter is being written in response to your letter to Robert Myers of January 27, 2009, in which you provided several staff comments concerning our most recent Form 10-K filing. In the numbered paragraphs that follow, I have set forth each of the staff’s comments (in bold face type) followed by my response (in italics):

Form 10-K for Fiscal Year Ended April 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.	Please expand your “Overview” section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Your comment has been noted, and in future filings on both Forms 10-K and 10-Q we will expand the “Overview” section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations to discuss known material transactions and uncertainties that, at the time of the filing, will have, or are reasonably likely to have, a material impact on our revenues and income or result in our liquidity decreasing or increasing in any material way. As we prepare our future disclosures, we also will consider the other items noted in your question.

Consolidated Statements of Cash Flows, page 29

2.	In reconciling to net cash provided by continuing operations, please begin with net earnings rather than net earnings from continuing operations. Refer to paragraph 28 of SFAS 95.

Your comment has been noted, and in future filings we will begin with net earnings rather than net earnings from continuing operations in reconciling to net cash provided by continuing operations.

Note 5. Earnings per Common Share, page 42

3.	For each period for which an income statement is presented, please disclose those securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

Your comment has been noted, and in future filings we will disclose the securities that had an antidilutive effect for each period presented but could potentially dilute basic earnings per share in the future.

Item 9A. Control and Procedures, page 50

4.	We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Your comment has been noted, and in future filings we will clarify (if true) that the Company’s officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Signature, page 54

5.	In accordance with General Instruction D(2)(a) to Form 10-K, please identify the company’s controller or principal accounting officer on the signature page.

Your comment has been noted, and in future filings we will identify the Company’s controller or principal accounting officer on the signature page.

* * * *

As you requested, I also want to acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this information adequately responds to the staff’s comments. Should you have any additional questions, or need any additional information, please don’t hesitate to contact me.

Yours very truly,

William J. Walljasper
Senior Vice President and Chief Financial Officer